[Stinson Morrison Hecker LLP Letterhead]

Via EDGAR Transmission
and Federal Express

April 16, 2010

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C.  20549-3628

Re:	Gateway Energy Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 13, 2010

Soliciting Materials filed on Schedule 14A
Filed April 12, 2010
File No. 000-06404

Dear Mr. Hindin:

On behalf of Gateway Energy Corporation (the “Company”), this letter responds to the letter, dated April 15, 2010 from the Staff of the Division of Corporation Finance (the “Staff”) regarding the Revised Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the "Commission") on April 13, 2010 (the “Proxy Statement”) and the Soliciting Materials on Schedule 14A filed by the Company with the Commission on April 12, 2010.  The revisions described herein are included in Amendment No. 2 to the Proxy Statement (the “Amendment”), which has been filed with the Commission via EDGAR simultaneously with this letter.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

General

1.	We reissue prior comment 4 with respect to the following statements that are representative of those that appear in the filing:

•	“The Board believes that the Removal Proposal and the Board Election Proposal are designed to enable Pevow to take effective control of the Company. . .” (page 3, emphasis added).

•	“. . . we believe that in return for giving effective control to Pevow by electing Pevow’s nominees to pursue Pevow’s agenda. . .” (page 4, emphasis added).

The statements cited are representative of statements in the preliminary proxy statement that imply that the Pevow nominees would fail to fulfill their fiduciary duties to shareholders and would lack independence.   As noted in the Pevow’s consent solicitation statement, (i) all of the Pevow nominees are independent of the Company within the meaning of NASDAQ listing standards, (ii) none of the Pevow nominees are currently affiliated with Mr. Pevow or GEC Holding, LLC, and (iii) each of the Pevow nominees has acknowledged in their nominee agreement that there is, and can be, no agreement between Mr. Pevow and GEC Holdings, LLC, on the one hand, and such nominee, on the other hand, which governs the decisions such nominee will make as a director of Gateway.  In addition, Mr. Pevow currently holds less than 12% of the issued and outstanding voting stock of the Company and therefore does not control the outstanding voting stock of the Company.

Please remove these and similar statements as it does not appear that the Company has a proper factual foundation for them.  We note a similar statement in the soliciting materials filed on April 12.  Please refrain from issuing similar statements in future soliciting materials.

RESPONSE 1:  In response to this comment, the Proxy Statement has been amended to remove references to the potential for Mr. Pevow to take effective control and to remove the section entitled "Mr. Pevow is trying to take effective control of your Company by controlling your Board of Directors with his hand-picked director nominees.  We believe any party seeking control of your Company should pay for this privilege, but Pevow is not offering to buy your shares or offering to pay any other economic value, such as a control premium, in return."  In addition, similar statements will not be made in future soliciting materials.

2.
The Company states throughout the proxy statement that Pevow is attempting to take effective control of the Company without payment of a control premium.  For example, we refer you to the following statement on page 4:  “we believe that in return for giving effective control to Pevow by electing Pevow’s nominees to pursue Pevow’s agenda, subject to their fiduciary duties, it is fair for stockholders to expect that Pevow should offer to purchase your shares or offer to pay you some other economic value, such as a control premium, for that privilege” (emphasis added).  Please see our comment above.  Such statement inaccurately implies that the control premium with respect to the Company’s shares will no longer be available if Mr. Pevow’s nominees are placed on the board.  Please remove this and similar statements from the proxy statement and avoid issuing such statements in future soliciting materials as it does not appear that the Company has a proper factual foundation for them.

RESPONSE 2: In response to this comment, the Proxy Statement has been amended to remove references to the control premium no longer being available if Mr. Pevow is successful in replacing the Board and to remove the section entitled "Mr. Pevow is trying to take effective control of your Company by controlling your Board of Directors with his hand-picked director nominees.  We believe any party seeking control of your Company should pay for this privilege, but Pevow is not offering to buy your shares or offering to pay any other economic value, such as a control premium, in return."

Please do not hesitate to contact our attorneys at Stinson Morrison Hecker LLP, specifically Craig L. Evans, at (816) 691-3186, or Scott D. Claassen, at (816) 691-2348, if you have any questions regarding this submission.

Very truly yours,

STINSON MORRISON HECKER LLP

By:	/s/ Craig L. Evans
Craig L. Evans

cc:  Robert Panico,
       Gateway Energy Corporation